

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

April 13, 2009

<u>Via U.S. Mail and Fax (408) 519-5330</u>
Mr. Thomas Rogers
President and Chief Executive Officer
Tivo Inc.
2160 Gold Street, P.O. Box 2160
Alviso, CA 95002

   **RE: Tivo Inc.
     Form 10-K for the year ended January 31, 2008
     Filed April 15, 2008
     File No. 000-27141**

Dear Mr. Rogers:

  We have completed our review of your Form 10-K and have no further comments at this time.

            Sincerely,

            Larry Spirgel
            Assistant Director

Cc: Keith Benson, Esq.
  Latham & Watkins LLP
  Via Facsimile: (415) 395-8095